08001344

SWIRE PACIFIC

RECEIVED

2008 MAR 18 P 12:

Our Ref: CSA/PAC1/24

4th March 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 29th February 2008.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Codes : 00019 and 00087)

APPOINTMENT OF DIRECTOR

The Board of Directors (the "Board") of Swire Pacific Limited (the "Company") announces that Mrs. Margaret Leung has been appointed as an Independent Non-Executive Director of the Company with effect from 1st March 2008.

Mrs. Margaret Leung, aged 55, is Group General Manager of The Hongkong and Shanghai Banking Corporation Limited ("HSBC") and Global Co-Head Commercial Banking for the HSBC Group, with responsibility for HSBC Group's relationship with all middle market corporates and small and medium enterprises in Asia-Pacific and the Middle East.

Mrs. Margaret Leung joined HSBC in Hong Kong in 1978 and was appointed a Group General Manager of HSBC in 2005. She is a director of HSBC Investments (Hong Kong) Limited and Wells Fargo HSBC Trade Bank NA. She graduated in 1975 from the University of Hong Kong with a bachelor's degree in Economics, Accounting and Business Administration.

In accordance with the Articles of Association of the Company, Mrs. Margaret Leung will hold office until the annual general meeting to be held in 2008 and will then be eligible for election; thereafter she will retire at the third annual general meeting following her election by ordinary resolution and will be eligible for re-election.

Mrs. Margaret Leung has entered into a letter of appointment, which constitutes a service contract, with the Company for a term up to the next following annual general meeting at which she will retire, which will be renewed for a term of three years upon each election/re-election.

Mrs. Margaret Leung is entitled to the director's fee determined by the Board, currently fixed at the level of HK$600,000 per annum. She does not have any relationship with any Director or the senior management of the Company or with any substantial or controlling shareholder of the Company. She does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

Save as disclosed above, there is no other information relating to Mrs. Margaret Leung to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar, A.N. Tyler; Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire; Independent Non-Executive Directors: T.G. Freshwater, C.K.M. Kwok, C. Lee, M.C.C. Sze, M.M.T. Yang.

By Order of the Board
SWIRE PACIFIC LIMITED
David Fu
Company Secretary

Hong Kong, 29th February 2008

END